FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2009
VIDEOTRON LTD. / VIDÉOTRON LTÉE
(Name of Registrant)
612 Saint-Jacques Street, Montréal, Québec, Canada H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g 3-2(b): 82-                         .]

VIDEOTRON LTD.
Filed in this Form 6-K
Documents index
1—     Press release dated February 26, 2009.

Videotron Ltd. Prices US$260 Million Senior Notes Offering
MONTREAL, February 26, 2009 — Videotron Ltd. today announced the pricing of its offering of US$260 million aggregate principal amount of its senior notes. The new senior notes will be sold at a price of 98.625% of par, will carry a coupon of 9 1/8% and will mature on April 15, 2018.
Videotron intends to use the proceeds of this offering to repay all drawings under its senior secured credit facility and the remainder for general corporate purposes. In the context of the current instability of the financial markets, Videotron has seized the opportunity to optimize its liquidity position through this offering.
This press release is not an offer of securities for sale in the United States. The senior notes have not been registered under the United States Securities Act or applicable state securities laws, and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.
Videotron Ltd. (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service. Videotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of December 31, 2008, Videotron was serving 1,715,616 cable television customers, including 927,322 illico Digital TV subscribers. Videotron is the Québec leader in Internet access, with 1,063,847 subscribers to its cable modem service as of December 31, 2008. As of the same date, Videotron had activated 63,402 lines on its wireless telephone service and was providing cable telephone service to 851,987 Québec households and organizations.
Forward-Looking Statements
Statements contained herein relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements are discussed in Videotron’s quarterly reports furnished to the SEC under cover of Form 6-K, including under the section “Forward-looking statements” and are discussed in further detail in Videotron’s most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2007, including under the sections “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Videotron disclaims any obligation to update these statements unless applicable securities laws require us to do so.
Media contact only:
Eve Lacasse
Specialist Corporate Communications
Telephone: 514.380.7772
Mobile: 514.516.7772

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
VIDEOTRON LTD.
/s/      Christian Marcoux

By:     Christian Marcoux
          Assistant Secretary
Date: February 27, 2009